Exhibit 10.32.2

Highly Confidential

December 5, 2017

Akoustis Technologies, Inc.

9805 Northcross Center Court

Suite H

Huntersville, NC 28078

Attn:	Mr. Jeffrey Shealy
President and Chief Executive Officer

FIRST AMENDMENT TO ENGAGEMENT AGREEMENT PROVIDING FOR INVESTMENT BANKING SERVICES

Dear Mr. Shealy:

This letter (“First Amendment”) hereby amends the Engagement Agreement Providing for Investment Banking Services (the “Engagement”) dated November 13, 2017 between Akoustis Technologies, Inc. and Drexel Hamilton, LLC.

This First Amendment hereby amends and restates the third paragraph of Section 4 as follows:

The Company represents and warrants to Drexel Hamilton that all Information relating to the Company or which the Company provides in writing (collectively, the “Materials”) will be materially complete and correct. Drexel Hamilton agrees that it will not and will cause its affiliates not to disclose the Materials, this Agreement, the contents thereof or the activities of the Company pursuant hereto, directly or indirectly, to any person without the prior written approval of the Company, except that Drexel Hamilton may disclose the Materials (i) to any prospective investor that has entered into a customary form of confidentiality agreement (including a “click-through” on a secure website) by or on behalf of the Company and (ii) as required by applicable law or regulation or compulsory legal, judicial, administrative or regulatory process (in which case Drexel Hamilton will inform any such persons of the confidentiality obligations contained herein). The obligations of Drexel Hamilton pursuant to this paragraph shall survive any expiration or termination of this agreement or Drexel Hamilton’s engagement hereunder. The Company represents and warrants that any projections provided by it to Drexel Hamilton will have been prepared in good faith and will be based upon assumptions, which, in light of the circumstances under which they are made, are reasonable. The Company recognizes and confirms that Drexel Hamilton (i) will use and rely primarily on the Materials and on information available from generally recognized public sources in performing the services contemplated by this Agreement without having independently verified the same; (ii) is authorized to transmit to any prospective investor the Materials and other legal documentation supplied to Drexel Hamilton for transmission to parties that have entered into a customary form of confidentiality agreement (including a -click-through” on a secure website) by or on behalf of the Company; (iii) does not assume responsibility for the accuracy or completeness of the Materials and such other information; (iv) will not make an appraisal of the Company; and (v) retains the right to continue to perform due diligence during the course of its engagement hereunder to the extent that it is reasonably necessary for it to perform the services contemplated hereby (it being understood that Drexel Hamilton will not be authorized to act as an initial purchaser or underwriter but will merely be acting as a placement agent without underwriter liability under the Securities Act of 1933).

All other provisions of the Engagement shall remain unchanged.

(intentionally blank, signature page to follow)

Highly Confidential

IN WITNESS WHEREOF, this First Amendment has been executed on the date first above written.

Very truly yours,

DREXEL HAMILTON, LLC

By:	/s/ Jason Diamond

Name: Jason Diamond

Title: Head of Investment Banking

Accepted and agreed to as of the date first written above:
AKOUSTIS TECHNOLOGIES, INC.
By:	/s/ John T. Kurtzweil

Name: John T. Kurtzweil
Title: Chief Financial Officer

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